09046901

RECEIVED

2009 SEP -9 A 6:54

OFFICE OF INTERNATIONAL CORPORATE FINANCE

SONIC HEALTHCARE LIMITED

Exemption File Number ~~82-35730~~ 082-35730

1 September 2009

SUPPL

Office of International Corporate Finance
Mail Stop 3 - 9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Sonic Healthcare Limited - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

Sonic Healthcare Limited, a public company incorporated in Australia ("Sonic Healthcare"), hereby furnishes this letter, with exhibits hereto, to the Securities and Exchange Commission (the "Commission"), in order to maintain its exemption from Section 12(g) of the Securities Exchange Act, as amended (the "Exchange Act") afforded to foreign private issuers by Rule 2g3 - 2(b) thereunder.

Set forth on Schedule I attached hereto is a list furnished pursuant to Rule 12g3 - 2(b) (1) (iii) under the Exchange Act of the information that, during the month of August 2009, Sonic Healthcare Limited:

(i) has made public pursuant to the laws of Australia;

(ii) has filed with the Australian Stock Exchange and which was made public by the Australian Stock Exchange; or

(iii) has distributed to the holders of its securities.

Pursuant to Rule 12g3 - 2(b) (iii) under the Exchange Act, Sonic Healthcare is enclosing one copy of each of the documents listed on Schedule I.

This information is being furnished on behalf of Sonic Healthcare under paragraph (b) (iii) of Rule 12g3 - 2(b), with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that Sonic Healthcare is subject to the Exchange Act.

Yours faithfully

Paul Alexander
Company Secretary

Enclosures

dlw 9/9

RECEIVED
2009 SEP -9 A 6: 04
OFFICE OF INTERNATIONAL CORPORATE FINANCE

TABLE OF CONTENTS
AUGUST 2009

NOTIFICATIONS TO THE AUSTRALIAN SECURITIES AND INVESTMENTS COMMISSION (ASIC)

DATE	DOCUMENT
28 August 2009	Media Release – Full Year Results to 30 June 2009
28 August 2009	Managing Director's Presentation – FY Results 30 June 2009
28 August 2009	Preliminary Final Report 2009
18 August 2009	New Zealand Pathology and Sonic Earnings Update
12 August 2009	US Acquisitions

ANNOUNCEMENTS TO THE AUSTRALIAN SECURITIES EXCHANGE (ASX)

DATE	ANNOUNCEMENT
28 August 2009	Media Release – Full Year Results to 30 June 2009
28 August 2009	Managing Director's Presentation – FY Results 30 June 2009
28 August 2009	Preliminary Final Report 2009
18 August 2009	New Zealand Pathology and Sonic Earnings Update
12 August 2009	US Acquisitions

SONIC HEALTHCARE LIMITED

12 August 2009

SONIC HEALTHCARE COMPLETES TWO U.S. LABORATORY ACQUISITIONS

Sonic Healthcare Limited ("Sonic") (SHL.AX) is pleased to announce that it has acquired **Piedmont Medical Laboratory** ("PML"), based in Winchester, Virginia, and **Axiom Laboratories**, based in Tampa, Florida.

PML was established in 1991 and is a regional laboratory servicing an integrated network of community-based hospitals, physicians and health care providers, in the states of Virginia and West Virginia. The business has experienced steady revenue growth and has current annual revenue of ~US$11 million.

PML will become part of Sonic's existing Mid-Atlantic division, which is based in Chantilly, Virginia, close to Washington, D.C. The operations of PML are contiguous with those of Sonic's Mid-Atlantic division and the merger of the two operations will add critical mass to Sonic's operations in this region and will also provide the opportunity for significant synergy capture.

Dr Stuart Monroe and Dr Michael Orlando, currently associated with PML, will continue to provide medical and supervisory services as pathologists with the expanded Sonic Healthcare operation in this area. The management teams of both Sonic and PML are committed to the ongoing delivery of high quality medical laboratory and patient care services.

The PML transaction follows on from the recently completed acquisition of Axiom Laboratories ("Axiom"), based in Tampa, Florida. Axiom was founded in 1995 and has annual revenue of ~US$5 million. Axiom provides incremental volume for Sonic's Southeast division, based in Orlando. The acquisition also presents further expansion opportunities in the rapidly growing Tampa area and will facilitate synergy and efficiency gains via rationalisation of services between the two operations.

The purchase price for both businesses comprises upfront cash payments totalling US$20 million and a performance based earn-out of up to US$2.5 million payable over 2 years. The structure of the Axiom acquisition will provide tax deductions for goodwill amortisation over 15 years, with a total net present value to Sonic of ~US$1 million.

Sonic Healthcare's CEO and Managing Director, Dr Colin Goldschmidt said: "Both Piedmont Medical Laboratory and Axiom Laboratories represent valuable synergistic acquisitions for Sonic. PML will serve to extend our service in the Mid-Atlantic area and will also offer operating synergies due to the close proximity to our current operation. Axiom adds further critical mass and growth potential for Sonic in the important Florida market. I take this opportunity to warmly welcome all PML and Axiom staff to the Sonic Healthcare group."

For further information regarding this announcement, please contact:

Dr Colin Goldschmidt
CEO and Managing Director
Sonic Healthcare

Telephone: +61 2 9855 5333
Email: colgold@msn.com.au

Chris Wilks
Finance Director
Sonic Healthcare

Telephone: +61 2 9855 5404
Email: cdwilks@bigpond.com

SONIC HEALTHCARE LIMITED

18 August 2009

NEW ZEALAND PATHOLOGY AND SONIC EARNINGS UPDATE

Sonic Healthcare Limited ("Sonic") (SHL.AX) advises that in accordance with Australian accounting standards, the Board has resolved to write off the total book value of intangible assets associated with all its New Zealand pathology operations and establish appropriate provisions relating to the Diagnostic Medlab business in Auckland. These decisions are a consequence of the conclusion of the Auckland laboratory contract and the adverse funding system now operating in New Zealand which is not considered conducive to further investment given the risk of non-renewal of contracts. Sonic confirms that the current New Zealand system of tendered, fixed-term contracts for community laboratory services is unique and does not exist in any other market in which Sonic operates.

The Auckland contract represents less than 2% of Sonic's total revenue and earnings and will therefore not have a material impact on Sonic's future performance.

Sonic's Auckland-based subsidiary, Diagnostic Medlab, has been advised that its contract for the provision of community laboratory services in the Auckland region will conclude on 6 September 2009. Diagnostic Medlab has operated in Auckland for over 50 years, joining the Sonic Healthcare group in 1999 as part of a larger acquisition involving eight pathology businesses in Australia and New Zealand. Under Sonic's ownership and investment, Diagnostic Medlab has provided one of the finest and most efficient laboratory services in the world.

The after tax amounts of the write downs and provisions are set out below:

	A$M
Intangibles	120.1
Redundancies, staff and contract terminations	10.5
Other	5.4
Total	**136.0**

A$12.2 million of the above will require future cash outlays, with the balance being non-cash book entries only. There will be no effect on Sonic's dividend payments, nor will Sonic's debt covenants be significantly impacted by these one-off adjustments.

Sonic emphasises that it is not exiting the New Zealand market. However, New Zealand pathology is expected to represent less than 1% of Sonic's future global earnings.

EARNINGS UPDATE

Excluding these one-off write downs and provisions, Sonic is pleased to confirm that its earnings per share for the full year 2008/9 is expected to be in line with or exceed market expectation. The audited results will be released on 28 August 2009.

For further information regarding this announcement, please contact:

Paul Alexander
Group Financial Controller/ Company Secretary
Sonic Healthcare
Telephone: +61 2 9855 5404

Email: pjalex@ozemail.com.au

Sonic Healthcare Limited
ABN 24 004 196 909

PRELIMINARY FINAL REPORT FOR YEAR ENDED 30 JUNE 2009
Lodged with the ASX under Listing Rule 4.3A

RESULTS FOR ANNOUNCEMENT TO THE MARKET
For the year ended 30 June 2009

Financial Results
$'000

	2009 Ordinary Earnings	2009 Non-recurring items	2009 Statutory	2008	% Change 2009 Ordinary v 2008	% Change 2009 Statutory v 2008
Revenue from ordinary activities	**3,013,731**	-	**3,013,731**	2,380,327	**26.6%**	**26.6%**
Earnings before interest, tax, depreciation and intangibles amortisation (**EBITDA**)	**578,999**	-	**578,999**	478,568	21.0%	
Depreciation and lease amortisation	**(93,087)**	-	**(93,087)**	(75,909)	22.6%	
Earnings before interest, tax and intangibles amortisation (**EBITA**)	**485,912**	-	**485,912**	402,659	20.7%	
Amortisation of intangibles	**(8,196)**	-	**(8,196)**	(5,906)	38.8%	
Impairment of New Zealand Pathology intangibles	-	(120,100)	**(120,100)**	-		
Restructuring costs – New Zealand Pathology	-	(22,772)	**(22,772)**	-		
Non-recurring items expensed in first half of 2009	-	(11,002)	**(11,002)**	-		
Net interest expense	**(74,234)**	-	**(74,234)**	(64,886)	14.4%	
Income tax attributable to Operating Profit	**(87,141)**	10,088	**(77,053)**	(81,461)	7.0%	
Net Profit attributable to Outside Equity Interests	**(1,195)**	-	**(1,195)**	(5,290)	(77.4)%	
Net Profit attributable to shareholders of Sonic Healthcare Limited	**315,146**	(143,786)	**171,360**	245,116	**28.6%**	**(30.1)%**
Cash generated from operations	**441,910**	(11,958)	**429,952**	331,885	33.2%	29.5%

Dividends
Cents per share

	2009	2008	% Change
Final dividend	**35¢**	32¢	9.4%
Final dividend franked amount per security	**12.25¢**	32¢	
Interim dividend	**22¢**	20¢	10.0%
Interim dividend franked amount per security	**13.2¢**	20¢	

The record date for determining entitlements to the final dividend will be 14 September 2009. The final dividend will be paid on 28 September 2009. The Company's Dividend Reinvestment Plan (DRP) remains suspended for this dividend and until further notice. The 2009 final dividend includes no conduit foreign income.

Earnings per share
Cents per share

	2009 Ordinary Earnings	2009 Non-recurring items	2009 Statutory	2008	% Change 2009 Ordinary v 2008	% Change 2009 Statutory v 2008
Basic earnings per share	**86.3¢**	(39.4)¢	46.9¢	75.0¢	15.1%	(37.5)%
Diluted earnings per share	**85.2¢**	(38.9)¢	46.3¢	73.5¢	15.9%	(37.0)%

An explanation of the figures reported above is provided in the following pages of this report.

COMMENTARY ON RESULTS
For the year ended 30 June 2009

1. Key Highlights

- Out-performed both revenue and EPS growth guidance.
- Significant market share gains in Australian Pathology contributing to 9% organic revenue growth.
- Market share gains through strong organic growth in the USA, Germany and the UK.
- Strong margin expansion in key pathology operations.
- German and US synergies on track and driving margin growth.
- Successful equity raising, strong cash flow and new debt facilities providing ~$775M of available funding for future acquisitions.
- Positive outlook with net profit expected to grow by 10-15% in 2010, excluding additional acquisitions (assuming 2009 currency exchange rates).

2. Explanation of results

(a) Revenue

Total revenue growth for the year was 26.6% (18.7% at 2008 currency exchange rates), exceeding guidance of greater than 15%.

Revenue split AUD M	**2009 Revenue**	**% of 2009 Revenue**
Pathology – Australia	881	29%
Pathology – US	700	23%
Pathology – Europe	802	27%
Pathology – NZ	114	4%
Radiology	345	12%
Medical centres	159	5%
Revenue excluding interest income	3,001	100%

Pathology organic revenue growth AUD M	**2009**	**2008**	**Organic growth**
Australia (i) (ii)	880.5	807.5	**9.0%**
US (i) (ii)	482.9	459.8	**5.0%**
Europe (i) (ii)	634.3	599.8	**5.8%**
New Zealand (i) (ii)	120.4	117.2	**2.7%**
Effect of acquisitions (i) (iii)	192.4	(67.9)	
Exchange rate movement effect (i)	188.8	-	
Pathology revenue as reported	2,499.3	1,916.4	

Notes:

(i) The geographic revenue figures shown for 2009 are presented using 2008 currency exchange rates, and excluding the revenue of acquisitions completed in the 2009 year, the total of which is shown separately ($192.4M). The currency exchange rate effect is also shown separately ($188.8M).

(ii) The geographic revenue figures shown for 2008 have been adjusted (increased) to include a full year of revenue of acquisitions completed in the 2008 year. The total of these adjustments ($67.9M) is then reversed to reconcile back to the reported total.

(iii) Effect of acquisitions includes the effect on revenue of the Schottdorf restructure in December 2007 (see below for more details).

COMMENTARY ON RESULTS
For the year ended 30 June 2009

(a) Revenue (continued)

Organic (non-acquisitional) revenue growth in each of Sonic's pathology operations was at or above what Sonic believes are the relevant laboratory market growth rates. Particularly pleasing was the Australian Pathology organic growth (9.0%), which has taken Sonic to a revenue level almost 20% above its largest competitor. The organic growth rates in Australia and Europe were very strong given the effect during the year of cuts to the Australian Medicare (effective 1 July 2008) and German EBM (effective 1 January 2009) fee schedules.

Sonic's Australian Pathology operations did not significantly change their billing policies (mix between bulk-bill and private billing) during the year as our approach was to wait to see what changes were to be announced in the May 2009 Federal Budget. As further Medicare fee cuts were announced in the Budget, to take effect from 1 November 2009, Sonic's operations are now in the process of implementing significant billing policy changes which are expected to at least offset the November 2009 Medicare fee cuts.

Revenue growth was augmented by acquisitions during the current and prior year including:
- Sunrise Medical Laboratories, USA (31 July 2007)
- Bioscientia Healthcare Group, Germany (14 September 2007)
- American Clinical Services, USA (2 January 2008)
- Gemini Administration Services, Australia (11 April 2008)
- Laboratory Prof. Krech Group, Switzerland (1 July 2008)
- Labor 28 Group, Germany (1 July 2008)
- GLP Medical Group, Germany (1 September 2008)
- Clinical Laboratories of Hawaii, USA (2 September 2008)

In addition, the reported revenue of the Schottdorf Group (in Germany) has increased by ~A$18M for the period compared to the prior year as the legal restructure carried out to enable Sonic to reach 100% ownership at 31 December 2007 caused a change in the legal entities consolidated in Sonic's results. This change, which will continue in the future, only affects reported revenue, and does not change profit. It therefore causes a dilution in reported operating margins.

Radiology revenue growth was 3.7%. Sonic remains the second largest participant in the Australian radiology market. Sonic's medical centre business, Independent Practitioner Network ("IPN"), achieved revenue growth of 30% through a combination of acquisitions and organic growth.

Revenue was impacted by currency exchange rate movements, which increased reported revenue by $188M compared to the prior year.

(b) Non-recurring items

A number of non-recurring expenses occurred during the 2009 year, comprising:

AUD M	Pre tax	Tax	Post Tax
Impairment of New Zealand pathology intangibles (i)	120.1	-	120.1
Restucturing costs – New Zealand pathology (i)	22.8	(6.8)	16.0
Implementation of the direct billing system in Germany, following changes in German regulations (ii)	5.3	(1.6)	3.7
Implementation of the Apollo laboratory information system into Douglass Hanly Moir (NSW, Australia) (ii)	3.5	(1.1)	2.4
UK pre-acquisition related insurance claim (ii)	2.2	(0.6)	1.6
	153.9	(10.1)	143.8

(i) Refer to Sonic Healthcare's announcement to the Australian Securities Exchange on 18 August 2009 for further details of the New Zealand pathology items.
(ii) These costs were incurred in the first half of the 2009 financial year.

All further commentary and analysis will refer to "Ordinary Earnings", i.e. adjusted for these non-recurring items, unless labelled "Statutory".

COMMENTARY ON RESULTS
For the year ended 30 June 2009

(c) Group Margin analysis	2009	2008	Movement
EBITDA as a % of Revenue	**19.2%**	20.1%	(90) bps*
EBITA as a % of Revenue	**16.1%**	16.9%	(80) bps*

*bps = basis points of margin

Total operating margins have been significantly diluted by the acquisitions of businesses during the current and prior year (including those listed in (a) above) which have lower margins than the average of Sonic's other businesses. The change in the Schottdorf Group structure described above also caused reported margin dilution. Excluding these effects, pathology margins have expanded in total by 80 bps, as shown below.

(d) Pathology Margin analysis

AUD M	Revenue	EBITDA	Margin
2008 as reported (A)	1,916.4	410.9	**21.4%**
Exchange rate effects	188.8	32.6	
Effect of acquisitions*	260.3	33.6	12.9%
Organic growth (B)	**133.8**	**43.7**	**32.7%**
2009 Ordinary earnings	2,499.3	520.8	20.8%
Organic growth (B) over 2008 normalised for acquisitions	6.7%	10.5%	
Organic growth plus 2008 reported (A)+(B)	2,050.2	454.6	**22.2%**

Margin improvement of 80 bps (22.2% less 21.4%)

* Effect of acquisitions includes the effect on revenue of the Schottdorf Group restructure in December 2007.

The table above shows that Sonic's pathology operations achieved marginal profit (EBITDA) of 32.7% on each dollar of organic revenue growth, and 80 bps of margin expansion in total. Margin expansion was strongest in the US (greater than 200 bps) and Germany (greater than 100 bps), where synergy capture from acquisitions in the last few years are on track. Australian Pathology also increased margins for the year, with a strong recovery in the second half. New Zealand Pathology margins contracted by 200 bps, reflecting the adverse funding system now operating in New Zealand, which comprises fixed fee contracts. German margin expansion was particularly pleasing in light of the ~2% fee cuts to the EBM fee schedule which took effect from January and April 2009.

Sonic's Radiology division margins continued to suffer from difficult market conditions, which the Australian Government recognised in the 2009 Federal Budget by announcing Medicare fee increases to come into effect from 1 November 2009. It was pleasing to see that despite this being one of the most difficult Federal Budgets in decades, the Government recognised the importance of the diagnostic sector to the Australian healthcare system.

COMMENTARY ON RESULTS
For the year ended 30 June 2009

(e) Depreciation and lease amortisation

Depreciation and leased asset amortisation has increased 22.6% on the comparative period as a result of business acquisitions and growth. As a percentage of revenue, depreciation and lease amortisation at 3.1% is a slight reduction versus the comparative period.

(f) Intangibles amortisation

Intangibles amortisation mainly relates to internally developed software.

(g) Interest expense and debt facilities

Net interest expense has increased 14.4% on the comparative period mainly due to increased average debt levels as a result of business acquisitions and currency exchange rate movements.

All of Sonic's bank debt is drawn in foreign currencies as "natural" balance sheet hedging of Sonic's offshore operations (see *(l) Currency exchange rate impacts* below).

Interest rate hedging arrangements are in place in accordance with Sonic's Treasury policy.

Sonic's net interest bearing debt at 30 June 2009 comprised:

	Facility Limit M	Drawn M	AUD $M Available
Syndicated facility			
USD limit	US$609	US$609	-
Euro limit	€354	€354	-
Multicurrency limit*	A$179	A$177	2
Bilateral term facility	€84	€84	-
Bilateral revolving facility	A$40	A$39	1
Minor debt / leasing facilities	n/a	A$26*	-
Cash	n/a	A$(558)*	558
Available funds at 30 June 2009			561

* Various currencies, cash mainly AUD

The significant cash balance shown above reflects the A$469M of equity raised in November and December 2008, which has set Sonic's balance sheet for future growth.

In addition to the available funds noted above, Sonic has approval for, and is currently finalising the documentation of, additional foreign currency bilateral debt facilities with limits totalling ~A$262M, with 3 and 5 year tenors.

Sonic's senior debt facilities at 30 June 2009 have expiry dates as follows:

	AUD M	USD M	Euro M
30 April 2010	144	192	18
5 November 2010	40	-	-
15 March 2011	19	182	121
31 July 2011	-	-	84
29 October 2012	16	235	215
	219	609	438

Sonic has been in regular communication with its (seven bank) banking syndicate regarding the April 2010 maturities, and based on their feedback foresees no difficulty in refinancing these tranches in early 2010. Sonic's excellent relationships with its banks, its investment grade credit metrics, and its strong and reliable cash flows significantly reduce refinancing risk.

COMMENTARY ON RESULTS
For the year ended 30 June 2009

(h) Tax expense

The effective tax rate in the second half of the year was 24.1%, in line with the guidance provided in February 2009. The full year effective tax rate of 21.6% is lower than the prior year (24.5%) as a result of Sonic's offshore expansion and over provisions in prior periods. Ignoring the impact of future acquisitions, and any short term fluctuations, the effective tax rate for future periods is expected to be in the range of 22-25%.

(i) Outside equity interests

The outside equity interest figures include minority interests in IPN (up until 30 September 2008, when Sonic acquired the minority interests in IPN), in addition to minority interests in other (small) entities in the Group. The comparative period figure also includes minority interests in the Schottdorf Group until 31 December 2007 when Sonic acquired the minority interests in the Schottdorf Group.

(j) Cashflow from operations

Cash generated from operations increased 33.2% compared to the prior year, exceeding cash profit (net profit plus depreciation, intangibles amortisation, equity instrument expense and outside equity interests) through working capital improvements.

(k) Earnings per share

Diluted earnings per share ("EPS") increased 15.9% due to revenue and earnings growth, synergy capture, and the positive effect of the acquisitions noted in (a) above. EPS growth exceeded guidance of >10%, despite being affected by the equity raisings conducted in November and December 2008 which have set the Group's balance sheet for further acquisitional growth.

(l) Currency exchange rate impacts

As a result of Sonic's expanding operations outside of Australia, Sonic is increasingly exposed to currency exchange rate translation risk i.e. the risk that Sonic's offshore earnings and assets fluctuate when reported in AUD.

To manage this risk Sonic uses "natural" hedging, under which foreign currency assets (businesses) are matched with same currency debt. Therefore:

- as the AUD value of offshore assets changes with currency movements, so does the AUD value of the debt; and
- as the AUD value of foreign currency EBIT changes with currency movements, so does the AUD value of the foreign currency interest expense.

As Sonic's foreign currency earnings grow and debt is repaid, the natural hedge becomes less effective, so AUD reported earnings will fluctuate. The underlying earnings in foreign currency however are not affected. For 2009, 32% of Sonic's foreign currency EBIT was hedged (offset) by foreign currency interest expense. Sonic believes it is inappropriate to hedge translation risk (a non-cash risk) with real cash hedging instruments.

2009 Currency exchange rates:

	Profit & loss Average for the Year	Balance sheet 30 June 09 Spot
USD	0.7469	0.8054
EURO	0.5423	0.5745
GBP	0.4631	0.4897
CHF	0.8346	0.8753
NZD	1.2289	1.2499

(m) Guidance for 2010

Assuming 2009 average currency exchange rates apply in 2010, Sonic expects to grow Net Profit by 10-15% over the 2009 level of $315M. This guidance excludes the impact of future business acquisitions not already announced, and may be impacted by changes in interest rates.

COMMENTARY ON RESULTS
For the year ended 30 June 2009

3. Final dividend and Dividend Reinvestment Plan (DRP)

The Board has declared a final dividend of 35 cents per share 35% franked (at 30%) to be paid on 28 September 2009. The record date will be 14 September 2009. This dividend includes no conduit foreign income.

The total dividend for the year is therefore 57 cents per share, a 10% increase on the prior year.

The Board has determined that the Company's Dividend Reinvestment Plan (DRP) remains suspended for this dividend and until further notice.

As a result of Sonic's international expansion future dividends are unlikely to be fully franked. It is expected that the 2010 interim dividend will be franked to ~35%.

FULL YEAR REPORT
For the year ended 30 June 2009

CONTENTS **PAGE**

This report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the accompanying notes, the 2008 Annual Report, the 2008 Annual Financial Statements, and any public announcements made by Sonic Healthcare Limited in accordance with the continuous disclosure requirements of the *Corporations Act 2001*.

CONSOLIDATED INCOME STATEMENT
For the year ended 30 June 2009

	Notes	2009 $'000	2008 $'000
Revenue from operations		**2,995,605**	2,365,014
Other income		**18,126**	15,313
Total Revenue		**3,013,731**	2,380,327
Labour and related costs (including $7,632,000 (2008: $9,542,000) of non-cash equity remuneration expense)		**(1,314,637)**	(1,054,236)
Consumables used		**(524,205)**	(395,265)
Operating lease rental expense		**(141,443)**	(116,254)
Impairment of New Zealand Pathology intangibles		**(120,100)**	-
Restructuring costs - New Zealand Pathology		**(22,772)**	-
Depreciation and amortisation of physical assets		**(93,087)**	(75,909)
Borrowing costs expense		**(86,652)**	(73,795)
Transportation		**(91,042)**	(71,595)
Utilities		**(66,719)**	(53,512)
Repairs and maintenance		**(65,240)**	(48,902)
Amortisation of intangibles		**(8,196)**	(5,906)
Other expenses from ordinary activities		**(230,030)**	(153,086)
Profit from ordinary activities before income tax expense		**249,608**	331,867
Income tax expense		**(77,053)**	(81,461)
Profit from ordinary activities after income tax expense		**172,555**	250,406
Net profit attributable to minority interests		**(1,195)**	(5,290)
Profit attributable to members of Sonic Healthcare Limited		**171,360**	245,116
Basic earnings per share (cents per share)	5	**46.9**	75.0
Diluted earnings per share (cents per share)	5	**46.3**	73.5

The above consolidated income statement should be read in conjunction with the accompanying notes, the 2008 Annual Report, the 2008 Annual Financial Statements, and any public announcements made by Sonic Healthcare Limited in accordance with the continuous disclosure requirements of the Corporations Act 2001.

CONSOLIDATED BALANCE SHEET
As at 30 June 2009

	Notes	2009 $'000	2008 $'000
Current assets			
Cash assets and cash equivalents		**557,932**	63,865
Other financial assets (interest rate hedging)		**-**	4,710
Receivables		**374,481**	314,151
Inventories		**51,872**	41,342
Other		**28,019**	23,775
Total current assets		**1,012,304**	447,843
Non-current assets			
Receivables		**5,365**	3,872
Other financial assets (investments)		**22,423**	11,618
Property, plant and equipment		**492,956**	441,466
Intangible assets		**3,191,282**	2,700,231
Deferred tax assets		**35,256**	22,259
Other		**1,660**	1,712
Total non-current assets		**3,748,942**	3,181,158
Total assets		**4,761,246**	3,629,001
Current liabilities			
Payables		**234,301**	187,808
Interest bearing liabilities		**421,999**	510,348
Current tax liabilities		**9,264**	19,615
Provisions		**123,116**	93,994
Other financial liabilities (interest rate hedging)		**40,289**	7,269
Other		**11,814**	12,159
Total current liabilities		**840,783**	831,193
Non-current liabilities			
Interest bearing liabilities		**1,334,268**	791,702
Deferred tax liabilities		**5,768**	5,685
Provisions		**40,210**	35,450
Other		**8,134**	2,892
Total non-current liabilities		**1,388,380**	835,729
Total liabilities		**2,229,163**	1,666,922
Net assets		**2,532,083**	1,962,079
Equity			
Parent entity interest			
Contributed equity	6	**2,299,256**	1,709,577
Reserves	8	**4,557**	(8,895)
Accumulated profits	9	**226,346**	249,308
Total parent entity interest		**2,530,159**	1,949,990
Minority interests		**1,924**	12,089
Total equity		**2,532,083**	1,962,079

The above consolidated balance sheet should be read in conjunction with the accompanying notes, the 2008 Annual Report, the 2008 Annual Financial Statements, and any public announcements made by Sonic Healthcare Limited in accordance with the continuous disclosure requirements of the Corporations Act 2001.

CONSOLIDATED CASH FLOW STATEMENT
For the year ended 30 June 2009

	2009 $'000	2008 $'000
Cash flows from operating activities		
Receipts from customers (inclusive of goods and services tax)	**3,058,303**	2,428,021
Payments to suppliers and employees (inclusive of goods and services tax)	**(2,488,891)**	(1,975,469)
	569,412	452,552
Interest received	**12,418**	8,909
Borrowing costs	**(89,388)**	(71,904)
Income taxes paid	**(62,490)**	(57,672)
Net cash inflow from operating activities	**429,952**	331,885
Cash flows from investing activities		
Payment for purchase of controlled entities, net of cash acquired	**(447,254)**	(683,468)
Payments for property, plant and equipment	**(121,154)**	(122,756)
Proceeds from sale of non current assets	**3,197**	9,286
Payments for investments	**(15,780)**	(4,341)
Payments from restructuring and surplus leased space provisions	**(169)**	(847)
Payments for intangibles	**(29,363)**	(20,068)
Repayment of loans by other entities	**3,163**	11,328
Loans to other entities	**(4,555)**	(7,984)
Net cash (outflow) from investing activities	**(611,915)**	(818,850)
Cash flows from financing activities		
Proceeds from issues of shares and other equity securities	**537,730**	462,392
Proceeds from borrowings	**827,692**	1,751,675
Repayment of borrowings	**(557,074)**	(1,549,594)
Dividends paid to company's shareholders	**(148,268)**	(161,953)
Dividends paid to minority interests in controlled entities	**(339)**	(527)
Net cash inflow from financing activities	**659,741**	501,993
Net increase in cash and cash equivalents	**477,778**	15,028
Cash and cash equivalents at the beginning of the financial year	**63,865**	35,960
Effects of exchange rate changes on cash and cash equivalents	**16,289**	12,877
Cash and cash equivalents at the end of the financial year	**557,932**	63,865

The above consolidated cash flow statement should be read in conjunction with the accompanying notes, the 2008 Annual Report, the 2008 Annual Financial Statements, and any public announcements made by Sonic Healthcare Limited in accordance with the continuous disclosure requirements of the Corporations Act 2001.

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE
For the year ended 30 June 2009

	2009 $'000	2008 $'000
Exchange differences on translation of foreign operations	**33,476**	(34,997)
Cash flow hedges (net of tax)	**(21,147)**	(1,788)
Revaluation of property	**-**	3,875
Actuarial gains / (losses) on retirement benefit obligations (net of tax)	**(2,667)**	1,915
Net movements recognised directly in equity	**9,662**	(30,995)
Profit for the year	**172,555**	250,406
	182,217	219,411
Attributable to:		
Members of Sonic Healthcare Limited	**181,019**	213,814
Minority interests	**1,198**	5,597
	182,217	219,411

The above consolidated statement of recognised income and expense should be read in conjunction with the accompanying notes, the 2008 Annual Report, the 2008 Annual Financial Statements, and any public announcements made by Sonic Healthcare Limited in accordance with the continuous disclosure requirements of the Corporations Act 2001.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended 30 June 2009

Note 1 Summary of significant accounting policies

This financial report has been prepared in accordance with Australian equivalents to International Financial Reporting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Interpretations and the *Corporations Act 2001*.

This financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the Annual Report for the year ended 30 June 2008, the 2008 Annual Financial Statements and any public announcements made by Sonic Healthcare Limited during the reporting period in accordance with the continuous disclosure requirements of the *Corporations Act 2001.*

The principal accounting policies adopted in the preparation of the financial report are consistent with those of the previous financial year and have been consistently applied to all the periods presented, unless otherwise stated.

Note 2 Segment information

Primary Reporting – Business Segments

Year ended 30 June 2009	Pathology $'000	Radiology $'000	Other $'000	Eliminations $'000	Consolidated $'000
Total segment revenue	2,499,250	345,395	161,951	(5,283)	3,001,313
Interest income					12,418
Total revenue					**3,013,731**
Segment result before non-recurring items	459,941	33,910	(16,135)	-	477,716
Non-recurring items	(153,874)	-	-	-	(153,874)
Segment result after non-recurring items	306,067	33,910	(16,135)	-	323,842
Unallocated net interest expense					(74,234)
Profit before tax					**249,608**
Income tax expense					(77,053)
Profit after income tax expense					**172,555**
Depreciation and amortisation expense	60,854	30,708	9,721	-	101,283

Primary Reporting – Business Segments

Year ended 30 June 2008	Pathology $'000	Radiology $'000	Other $'000	Eliminations $'000	Consolidated $'000
Total segment revenue	1,916,439	333,215	127,711	(5,947)	2,371,418
Interest income					8,909
Total revenue					**2,380,327**
Segment result	365,675	40,547	(9,469)	-	396,753
Unallocated net interest expense					(64,886)
Profit before tax					**331,867**
Income tax expense					(81,461)
Profit after income tax expense					**250,406**
Depreciation and amortisation expense	45,235	28,935	7,645	-	81,815

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended 30 June 2009

Note 3 Business combinations

(a) Acquisition of subsidiaries / business assets

Acquisitions in the period, which are individually immaterial, include:
- On 1 July 2008, Sonic acquired 100% of the Labor 28 Group, based in Berlin, Germany.
- On 1 July 2008, Sonic acquired 100% of the Laboratory Prof. Krech Group, based in Switzerland.
- On 1 September 2008, Sonic acquired 100% of the GLP Medical Group, based in Hamburg, Germany.
- On 2 September 2008, Sonic acquired 100% of Clinical Laboratories of Hawaii, an entity based in the USA.
- IPN, a member of the Group, acquired a number of medical centre businesses during the period.

The contribution these acquisitions made to the Group's profit during the period was immaterial individually and in total, however the effect of acquisitions on pathology revenue and EBITDA growth is noted in section 2 of the Commentary on Results. The accounting for these acquisitions has been finalised at the date of this report.

The aggregate cost of the combinations, the carrying values and fair values of the identifiable assets and liabilities, and the goodwill arising on acquisition are detailed below:

	Total Carrying Value $'000	Total Fair Value $'000
Consideration - cash paid		365,014
Other consideration		912
Less: Cash of entity acquired		(9,651)
		356,275
Deferred consideration		11,578
Consideration – shares / options		1,142
Total consideration		368,995
Carrying / fair value of identifiable net assets of subsidiaries acquired:		
Debtors & other receivables	44,607	44,096
Prepayments	5,762	5,762
Inventory	6,969	6,969
Deferred tax assets / (liabilities)	(675)	5,659
Property, plant & equipment	17,112	16,942
Other non-current receivables	93	93
Investments	16	16
Identifiable intangibles	155	404
Trade payables	(10,073)	(10,073)
Sundry creditors and accruals	(15,203)	(15,558)
Income tax payable	(1,365)	(2,012)
Borrowings	(3,982)	(3,982)
Lease liabilities	(4,766)	(4,766)
Provisions	(9,240)	(9,071)
	29,410	34,479
Goodwill		334,516

The goodwill arising from the business combinations is attributable to their reputation in the local market, the benefit of marginal profit and synergies expected to be achieved from integrating the business with existing operations, expected revenue growth, future market development, the assembled workforce and knowledge of local markets. These benefits are not recognised separately from goodwill as the future economic benefits arising from them cannot be reliably measured.

(b) Acquisition of minority interests

During the period Sonic acquired the outstanding equity held by minority interests in IPN for a total purchase price of ~A$75.6M for the shares plus ~A$2.4M to cancel options over unissued IPN shares.

The carrying amount of IPN's net assets in the Group's financial statements on the date of acquiring the minority interests was A$34.9M. The Group recognised a decrease in minority interests of $A11.0M and additional goodwill of A$72.8M.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended 30 June 2009

Note 4 Dividends

	2009 $'000	2008 $'000
Total dividends paid on ordinary shares during the year		
Final dividend for the year ended 30 June 2008 of 32 cents (2007: 29 cents) per share paid on 9 October 2008 (2007: 20 September 2007), fully franked based on tax paid at 30%	**107,203**	95,248
Interim dividend for the year ended 30 June 2009 of 22 cents (2008: 20 cents) per share paid on 26 March 2009 (2008: 26 March 2008), franked to 60%. (2008: 100%)	**84,452**	66,695
	191,655	161,943

The Company's Dividend Reinvestment Plan (DRP) operated for the 2008 final dividend, with an ~40% uptake, resulting in 3,409,260 shares being issued to Sonic shareholders at a 2.5% discount. The DRP was suspended for the 2009 interim dividend.

Dividends not recognised at the end of the year

On 27 August 2009 the directors declared a final dividend of 35 cents per share (2008: 32 cents) franked to 35% (2008: 100%), payable on 28 September 2009 with a record date of 14 September 2009. Based on the number of shares on issue at 27 August 2009, the aggregate amount of the proposed final dividend to be paid out of retained profits at the end of the year, but not recognised as a liability is:	**135,466**	107,203
Australian franking credits available at the year end for subsequent financial years based on a tax rate of 30%	**9,312**	36,222

The impact on the franking account of the dividend declared by the directors since year end, but not recognised as a liability at year end, will be a reduction in the franking account of $20,320,000 (2008: $45,944,000), based on the number of shares on issue at 27 August 2009. Franking credits arising from Australian tax paid after year end will maintain the franking account in surplus after payment of the 2009 final dividend.

As a result of the Company's international expansion, it is likely that future dividends will not be fully franked. It is expected that the 2010 interim dividend will be franked to ~35%.

Dividend Reinvestment Plan (DRP)

The company's DRP remains suspended for the 2009 final dividend and until further notice.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended 30 June 2009

Note 5 Earnings per share

	2009 Cents	2008 Cents
Basic earnings per share	**46.9**	75.0
Diluted earnings per share	**46.3**	73.5
Basic earnings per share – Ordinary earnings*	**86.3**	75.0
Diluted earnings per share – Ordinary earnings*	**85.2**	73.5

* excluding non-recurring items

Weighted average number of ordinary shares used as the denominator

	2009 Shares	2008 Shares
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	**365,367,618**	326,845,998
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share	**369,722,154**	333,379,534

Note 6 Contributed equity

	2009 Shares	2008 Shares	2009 $'000	2008 $'000
Share capital				
Ordinary shares	**383,970,875**	333,502,281	**2,299,256**	1,709,577

Movements in ordinary share capital:

Date	Details	Number of shares	Issue price	$'000
1/7/08	Opening balance	333,502,281		1,709,577
9/10/08	Shares issued under Dividend Reinvestment Plan (DRP)	3,409,260	12.72	43,366
10/10/08	Shares issued to underwriter of DRP	4,939,366	12.92	63,817
19/11/08	Shares issued under share placement	36,637,932	11.60	425,000
19/12/08	Shares issued under Shareholder Purchase Plan	3,812,187	11.60	44,221
Various	Shares issued to executives under remuneration arrangements	39,349		116
Various	Shares issued following exercise of employee options	1,630,500	Various	12,570
Various	Transfers from equity remuneration reserve	-		6,104
Various	Costs associated with share issues net of future income tax benefits	-		(5,515)
30/6/09	Closing balance	383,970,875		2,299,256

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended 30 June 2009

Note 7 Unlisted share options

Exercise Price	Expiry Date	Options at 30.6.08	Options Exercised	Options Granted	Options Forfeited	Options at 30.6.09
$7.57	19/12/2008	67,000	(67,000)	-	-	-
$6.75	31/08/2009	3,000,000	-	-	-	**3,000,000**
$7.50	26/11/2009	1,540,000	(1,400,000)	-	-	**140,000**
$9.51	23/07/2009	10,000	-	-	-	**10,000**
$9.56	23/07/2009	227,500	(163,500)	-	-	**64,000**
$7.50	22/08/2010	1,540,000	-	-	-	**1,540,000**
$12.69	24/05/2011	40,000	-	-	-	**40,000**
$7.50	22/08/2011	1,540,000	-	-	-	**1,540,000**
$13.10	15/09/2011	1,200,000	-	-	(125,000)	**1,075,000**
$13.10	30/09/2011	1,400,000	-	-	-	**1,400,000**
$13.10	30/09/2012	300,000	-	-	-	**300,000**
$13.10	30/09/2013	300,000	-	-	-	**300,000**
$13.00*	30/09/2012	1,000,000	-	-	-	**1,000,000**
$13.00	13/06/2012	500,000	-	-	(300,000)	**200,000**
$7.50	24/08/2012	1,540,000	-	-	-	**1,540,000**
$14.16	03/08/2012	1,000,000	-	-	-	**1,000,000**
$13.30	25/05/2013	-	-	500,000	-	**500,000**
$13.65	31/05/2013	-	-	200,000	(90,000)	**110,000**
$7.50	22/08/2013	-	-	1,540,000	-	**1,540,000**
$12.98	22/11/2013	-	-	2,625,000	-	**2,625,000**
$11.10	27/01/2014	-	-	1,500,000	-	**1,500,000**
		15,204,500	(1,630,500)	6,365,000	(515,000)	**19,424,000**

* or where the closing market share price for Sonic's shares on 30 May 2012 is less than $15.00, $2.00 less than the closing price on that day.

Note 8 Reserves

	2009 $'000	2008 $'000
Foreign currency translation reserve	**(21,169)**	(54,643)
Hedge accounting reserve	**(20,295)**	852
Equity remuneration reserve	**25,719**	25,736
Share option reserve	**16,427**	15,285
Revaluation reserve	**3,875**	3,875
	4,557	(8,895)

Note 9 Retained earnings

	2009 $'000	2008 $'000
Retained earnings at the beginning of the financial year	**249,308**	164,220
Net profit attributable to members of Sonic Healthcare Limited	**171,360**	245,116
Dividends provided for or paid	**(191,655)**	(161,943)
Actuarial gains / (losses) on retirement benefit obligations (net of tax)	**(2,667)**	1,915
Retained earnings at the end of the financial year	**226,346**	249,308

Note 10 Net tangible asset backing

	2009	2008
Net tangible asset backing per ordinary security	**($1.72)**	($2.21)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended 30 June 2009

Note 11 Non-cash financing and investing activities

The following non-cash financing and investing activities occurred during the year and are not reflected in the Cash Flow Statement:

- Plant and equipment with an aggregate fair value of $1,555,000 (2008: $1,111,000) was acquired by means of finance leases and hire purchase agreements.

- 6,365,000 (2008: 4,040,000) options over unissued Sonic shares were issued. The value ($1,142,000) of 500,000 of these options was included as part of the consideration for the Labor 28 Group. In 2008, the value ($3,311,000) of 1,000,000 options was included as part of the consideration for the Bioscientia Healthcare Group and the value ($2,773,000) of 1,000,000 options was included as part of the consideration for the Medica Laboratory Group. 5,865,000 (2008: 2,040,000) options were issued in relation to incentive arrangements along with 39,349 (2008: 30,750) shares.

- In the 2008 year, 116,674 Sonic ordinary shares with a value of $1,805,000 were issued as part of the consideration for the Bioscientia Healthcare Group.

Note 12 Events occurring after reporting date

Since the end of the financial year, no matter or circumstance not otherwise dealt with in these financial statements that has significantly or may significantly affect the operations of the consolidated entity, the results of those operations or the state of affairs of the consolidated entity in subsequent financial years has arisen, other than as follows:

On 27 August 2009 Sonic's directors declared a final dividend of 35 cents per ordinary share, franked to 35%, payable on 28 September 2009. Sonic's Dividend Reinvestment Plan was suspended for this dividend and until further notice.

Forward-looking statements

This Preliminary Final Report (Appendix 4E) may include forward-looking statements about our financial results, guidance and business prospects that may involve risks and uncertainties, many of which are outside the control of Sonic Healthcare. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date that they are made and which reflect management's current estimates, projections, expectations or beliefs and which involve risks and uncertainties that could cause actual results and outcomes to be materially different. Risks and uncertainties that may affect the future results of the company include, but are not limited to, adverse decisions by Governments and healthcare regulators, changes in the competitive environment and billing policies, lawsuits, loss of contracts and unexpected growth in costs and expenses. The statements being made in this presentation do not constitute an offer to sell, or solicitation of an offer to buy, any securities of Sonic Healthcare. No representation, warranty or assurance (express or implied) is given or made in relation to any forward-looking statement by any person (including Sonic Healthcare). In particular, no representation, warranty or assurance (express or implied) is given in relation to any underlying assumption or that any forward-looking statement will be achieved. Actual future events may vary materially from the forward-looking statements and the assumptions on which the forward-looking statements are based. Given these uncertainties, readers are cautioned to not place undue reliance on such forward-looking statements.

COMPLIANCE STATEMENT FOR THE YEAR ENDED 30 JUNE 2009

This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX.

Identify other standards used: NIL

This report, and the accounts upon which the report is based use the same accounting policies.

This report does give a true and fair view of the matters disclosed.

This report is based on accounts which are in the process of being audited.

The entity has a formally constituted audit committee.

Signed: .... (Company Secretary)

Date: 28 August 2009

Print name: PAUL ALEXANDER

SONIC HEALTHCARE

Financial and Operational Review

Year to 30 June 2009

Colin Goldschmidt

CEO, Sonic Healthcare

28 August 2009

Forward-looking statements

This presentation may include forward-looking statements about our financial results, guidance and business prospects that may involve risks and uncertainties, many of which are outside the control of Sonic Healthcare. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date that they are made and which reflect management's current estimates, projections, expectations or beliefs and which involve risks and uncertainties that could cause actual results and outcomes to be materially different. Risks and uncertainties that may affect the future results of the company include, but are not limited to, adverse decisions by Governments and healthcare regulators, changes in the competitive environment and billing policies, lawsuits, loss of contracts and unexpected growth in costs and expenses. The statements being made in this presentation do not constitute an offer to sell, or solicitation of an offer to buy, any securities of Sonic Healthcare. No representation, warranty or assurance (express or implied) is given or made in relation to any forward-looking statement by any person (including Sonic Healthcare). In particular, no representation, warranty or assurance (express or implied) is given in relation to any underlying assumption or that any forward-looking statement will be achieved. Actual future events may vary materially from the forward-looking statements and the assumptions on which the forward-looking statements are based. Given these uncertainties, readers are cautioned to not place undue reliance on such forward-looking statements.

The information provided in this presentation is based on the Ordinary Earnings disclosed in the Appendix 4E released to the ASX on 28 August 2009, which are adjusted for non-recurring items including the intangibles write-down in New Zealand.

Financial Highlights

Revenue	↑ 27%
EBITDA	↑ 21%
Net profit	↑ 29%
EPS	↑ 16%
Cash generation	↑ 33%

Highlights

- Sonic outperforms guidance
  - "Revenue growth >15%" - actual 27%
  - "EPS growth >10%" - actual 16%
- Strong organic growth in Australia, Germany, USA
  - Australian pathology organic revenue growth 9% (market 4.8%)
- Margin expansion in Australia, Germany, USA
  - Australian pathology delivers robust H2 margin expansion
  - Synergy gains in Germany and USA ongoing
  - A$44 million marginal profit and synergies delivered in FY 09
- Australian pathology fee cuts to be offset
- War-chest for acquisitions
  - A$775 million headroom

FY 2010 Guidance

	FY 2010 Guidance
Net profit after tax (NPAT) growth	10 - 15%

- Based on FY 09 NPAT of A$315 million
- Incorporates loss of Auckland contract
- Variables:
  - Foreign exchange rates (FY 09 rates assumed)
  - Interest rates
  - New acquisitions

Dividend

	2009	2008	Change
Interim Dividend	$0.22	$0.20	10.0%
Final Dividend	$0.35	$0.32	9.4%
Full Year Dividends	$0.57	$0.52	9.6%

- Dividend franked to 35%
- Record Date 14 September 2009
- Payment Date 28 September 2009
- Dividend Reinvestment Plan remains suspended

Financial Summary

A$ million	FY 09	FY 08	Growth %
Revenue	3,014	2,380	27%
EBITDA	579	479	21%
NPAT (before NRIs)	**315**	**245**	**29%**
Non-recurring items after tax			
New Zealand pathology	(136)		
Items expensed in H1 09	(8)		
NPAT statutory	171		
EPS (diluted, before NRIs)	85.2¢	73.5¢	16%
Cash from operations	442	332	33%

- N.Z. pathology adjustments as per Sonic's 18 Aug 2009 announcement
- Other non-recurring items – see Appendix 4E

Revenue

	2009 (A$M)	2008 (A$M)	Growth (%)
Total Revenue	3,014	2,380	27%

Organic revenue growth (excluding acquisitions)

Australian pathology	9%	Market growth 4.8%
USA	5%	Market growth ~4%
Europe	6%	Includes German fee cuts
Australian radiology	3%	Fees to increase from 1 Nov 09

Revenue Split
FY 2009



IPN
Medical Centres
$159 5%
New Zealand
Pathology
$114 4%
Switzerland
$74 3%
UK
$103 3%
Radiology
$345
12%
Australian
Pathology
$881
29%
Germany
$625
21%
USA
$700
23%

Revenue in A$ million

Sonic Revenue Growth


3,000
2,500
2,000
1,500
1,000
500
0
A$M
CAGR 1993 – 2009 = 33%
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009

	1993	2009
Revenue (A$ million)	33	3,014

Sonic Global Pathology Earnings
EBITDA Contribution



EBITDA A$M
550
500
450
400
350
410.9
32.6
33.6
43.7
520.8
Realised margin on organic revenue growth = 33% (marginal profit)
FY 08 reported
FX effects
Acquisitions
Organic growth
FY 09 ordinary

Synergies and Margin Expansion
Pathology

- A$44 million organic EBITDA added in FY 09
- USA – margin expansion of >200 basis points (bps)
- Germany – margin expansion of >100 bps
  - Despite fee cuts commencing 1 January 2009
- Australian Pathology
  - H2 09 margin expansion of 60 bps (vs H2 08)
  - Full-year margin expansion of 20 bps
- Sonic global pathology operations
  - Margin expansion of 80 bps
  - Includes NZ pathology margins which fell by ~200 bps
- Margin growth to continue
  - Rationalisation of infrastructure, centralisation of testing, global purchasing, cost discipline, smart systems, IT initiatives,

Sonic EPS Growth



A$ cents
90
80
70
60
50
40
30
20
10
0
CAGR 1993 – 2009 = 23%
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009

	1993	2009
EPS (A$ cents)	3.2	85.3

Australian Pathology

- Strong market share growth – clear market leader
  - Revenue growth of 9% vs market growth of 4.8%
  - H2 revenue growth >10% (vs H2 08)
  - Sonic ~20% larger than nearest competitor
  - Strong revenue growth continuing into FY 10
- Margin turnaround in second half of year
- Fee reforms
  - Impending Medicare fee cuts to be offset
  - New billing policies being implemented
  - A more sustainable model for the future
- Esoteric testing driving growth
  - Genetic testing, immunology, specialist histopathology

USA

- Sustained strong performance from Sonic USA
- Organic revenue growth 5% vs market growth ~4%
- Margin expansion of >200 bps
- Synergies realised
  - Group purchasing annual savings > US$3 million
  - Inter-company referrals increased by ~42%
  - ACS integration into Sunrise, with closure of NJ lab
  - Sunrise margins up by 250 bps following ACS integration
  - Rationalisation of billing centres (3 billing centres closed)
  - Apollo IT implementation into first Sonic US lab (Orlando)
- New acquisition opportunities

Germany

- Financial performance
  - Organic revenue growth of 5%
  - Margin expansion of >100 bps
- Synergy gains achieved
  - 70% of 2012 target for Bioscientia / Schottdorf (€10 million)
  - 30% of 2011 target for Lab 28 / GLP (€5 million)
- Management
  - Sonic Germany Executive Committee (GSEC) established
- Fee reforms
  - "Direct Billing" reform (1 Oct 08)
  - Public Fee schedule (EBM) (Jan/Apr 09) ~2% negative
  - Private Fee schedule (GOÄ) – stable
  - No further changes expected
- Acquisition pipeline building

Switzerland

- Ongoing strong financial performance
- Integration of Krech acquisition complete
  - Expected synergies realised
- New government fee schedule from 1 July 2009
  - Fee reductions for routine tests
  - Fee increases for esoteric tests
  - "Case Fee" per request increased
  - Sonic's case mix favourable (high esoteric volume)
  - Neutral outcome expected for Sonic
  - Pressure on small routine labs → market consolidation

UK

- Strong revenue and earnings growth
- Organic revenue growth 15%
- Establishment of small operation in Manchester
- Outsourcing opportunities
  - NHS contracts
  - Independent sector contracts
- Positive outlook for ongoing growth

Radiology

- Difficult conditions in FY 09
- Australian Medicare fee increases
  - Government acknowledgement of value of radiology
  - Commencing 1 November 2009
- Expecting improved performance through FY 10

Sonic Debt Summary

Investment Grade Credit Metrics

		30 Jun 09	31 Dec 08	30 Jun 08
Net interest-bearing debt	A$M	1,198	1,536	1,238
Gearing ratio	%	32.1	36.5	38.0
Interest cover	X	6.5	5.7	6.4
Debt cover	X	2.2	2.3	2.5

- *Notes:*
  - *Gearing ratio = Net debt / Net debt + equity (bank covenant limit <55%)*
  - *Interest cover = EBITA / Net interest expense (bank covenant limit >3.25)*
  - *Debt cover = Net debt / EBITDA (bank covenant limit <3.5)*
  - *Formulas as per bank facility definitions*

Funding Available for Growth

	A$M
Cash at 30 Jun 09	558
Operating cashflow Jul-Sept 09 est.	90
2009 final dividend	(135)
Approved new bank credit lines*	262
AVAILABLE HEADROOM	**775**

- Expect April 2010 debt maturity (~A$405 million) to be refinanced with existing banks
- War-chest for suitable acquisitions

** US$ and Euro denominated*

Acquisition Strategy

- Significant headroom now established
- Focus on synergistic acquisitions
- Value-adding use of equity raised in November 2008
- Growing pipeline of potential opportunities




HAMBURG
BERLIN
INGELHEIM
AUGSBURG
Bioscientia
Schottdorf
Labor 28
GLP Medical
Lademannbogen

Summary

- Sonic Healthcare in strong and secure position
- Revenue and market share growth in key markets
- Value-adding synergy capture in key markets
- Investment grade balance sheet
- Acquisition pipeline filling
- Stable culture and management

Sonic Healthcare – Key Attributes

- GROWTH
  - Strong revenue growth – CAGR 33% over 16 years
  - 14 consecutive years of double-digit EPS growth
  - Track record of acquisitions, integration, synergy
  - Industry growth – new tests, ageing population, preventative medicine
- SECURITY
  - Investment grade balance sheet
  - Global operations
  - Market leadership positions
  - Management stability
- CULTURE
  - Medical Leadership model
  - Federation structure
  - Sonic Core Values

SONIC HEALTHCARE

Thank you.

SONIC HEALTHCARE LIMITED

MEDIA RELEASE – 28 AUGUST 2009

FINANCIAL RESULTS FOR THE YEAR ENDED 30 JUNE 2009

1. Highlights

Ordinary earnings:*		Increase on previous year
Revenue	$3,014M	27%
EBITDA	$579M	21%
Net Profit	$315M	29%
EPS (diluted)	85.2¢	16%
Cashflow from operations	$442M	33%

- Out-performed both revenue and EPS growth guidance.
- Significant market share gains in Australian Pathology contributing to 9% organic revenue growth.
- Market share gains through strong organic growth in the USA, Germany and the UK.
- Strong margin expansion in key pathology operations.
- German and US synergies on track and driving margin growth.
- Successful equity raising, strong cash flow and new debt facilities providing $775M of headroom for future acquisitions.

*Adjusted for non-recurring items.

2. Dividends

- Final Dividend 35¢, 35% franked – total dividends for the year increased 10%.
- Record date – 14 September 2009.
- Payment date – 28 September 2009.
- Dividend reinvestment plan suspended.

3. 2010 Guidance

Positive outlook with net profit expected to grow by 10-15% in 2010 (over 2009 of $315M), depending on currency exchange rates (2009 rates assumed), interest rate movements and excluding any acquisitions other than those already announced.

4. Commentary on Results

Sonic Healthcare today reported a record net profit of $315 Million (excluding non-recurring items) for the year to 30 June 2009, an increase of 29% over the comparative period. The result was achieved on revenues of $3,014 Million, 27% higher than in the prior year.

Sonic's CEO and Managing Director, Dr Colin Goldschmidt, said: "Sonic Healthcare has delivered an exceptionally strong operating result for the 2009 year. We continue to grow strongly in the pathology markets of Australia, Europe and the USA, where our services and technologies are of the highest international standards. Our results reflect the success of our model, which is aimed at optimal service and efficiency levels. Sonic's medical leadership philosophy, federation structure and focus on personalised service are fundamental to the company's culture and I congratulate and thank Sonic's pathologists, radiologists, managers and staff for their talent and hard work, which continue to drive our positioning as one of the top diagnostic companies in the world. Our result shows that the business is resilient against global economic conditions and having maintained a strong balance sheet through the credit crisis, we are now set for further expansion as markets improve."

Sonic's Board has declared a final dividend of 35 cents per share (35% franked), bringing the total for the year to 57 cents per share, a 10% increase over the previous year.

Key milestones of the last year include:

- The synergistic acquisitions of the Labor 28 Group (Berlin, Germany, settled on 1 July 2008) and GLP Medical Group (Hamburg, Germany, settled on 1 September 2008).
- The synergistic acquisition on 1 July 2008 of the Swiss Laboratory Prof. Krech Group, and subsequent merger into the Medica Laboratory Group.
- The acquisition on 2 September 2008 of Clinical Laboratories of Hawaii, the leading medical laboratory group in Hawaii.
- Acquisition of the balance of Independent Practitioner Network via a Scheme of Arrangement implemented on 30 September 2008.
- Announcement after year-end of the synergistic acquisitions of Labor Lademannbogen (Hamburg, Germany), Axiom Laboratories (Tampa, Florida, USA) and Piedmont Medical Laboratory (Winchester, Virginia, USA).
- Successful completion in late 2008 of an institutional private placement and Shareholder Purchase Plan, raising A$469M of new capital which set Sonic's balance sheet for future growth.
- Successful establishment in July 2008 of an additional €84 Million 3 year term bank debt facility with two of the syndicate members in Sonic's senior syndicated bank debt facility.
- Approvals obtained after year-end for additional bank debt facilities totalling ~A$262M, denominated in USD and Euro, and with tenors of three and five years.
- Seamless implementation of Sonic's proprietary Apollo Laboratory Information System into Douglass Hanly Moir Pathology's central laboratory in Macquarie Park, Sydney, the largest Apollo implementation to date. More recently, the first implementation of Apollo in the USA was successfully completed in Sonic's Southeast division, headquartered in Orlando, Florida. The Apollo system will now be rolled out more broadly in the USA.

Dr Colin Goldschmidt
CEO and Managing Director
Sonic Healthcare Limited
Ph: +61 2 9855 5333
Fax: +61 2 9878 5066

For further information regarding the result, please refer to Dr Goldschmidt's PowerPoint Presentation and to Sonic's Appendix 4E Preliminary Final Report, both of which will be posted on the Sonic Healthcare website by 10.00am, 28 August 2009 (www.sonichealthcare.com).

Forward-looking statements

This media release may include forward-looking statements about our financial results, guidance and business prospects that may involve risks and uncertainties, many of which are outside the control of Sonic Healthcare. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date that they are made and which reflect management's current estimates, projections, expectations or beliefs and which involve risks and uncertainties that could cause actual results and outcomes to be materially different. Risks and uncertainties that may affect the future results of the company include, but are not limited to, adverse decisions by Governments and healthcare regulators, changes in the competitive environment and billing policies, lawsuits, loss of contracts and unexpected growth in costs and expenses. The statements being made in this presentation do not constitute an offer to sell, or solicitation of an offer to buy, any securities of Sonic Healthcare. No representation, warranty or assurance (express or implied) is given or made in relation to any forward-looking statement by any person (including Sonic Healthcare). In particular, no representation, warranty or assurance (express or implied) is given in relation to any underlying assumption or that any forward-looking statement will be achieved. Actual future events may vary materially from the forward-looking statements and the assumptions on which the forward-looking statements are based. Given these uncertainties, readers are cautioned to not place undue reliance on such forward-looking statements.